Exhibit 99.1

RNS Number: 9493M
Wolseley PLC
30 June 2003

WOLSELEY PLC – DIRECTOR SHARE OPTION EXERCISE

30 June 2003

Notification under the Listing Rules – Directors – Shares – Rule 16.3 (c)

Wolseley plc confirms that Mr C A Banks, Chief Executive Officer, has today exercised the under-noted share options under the terms of the Wolseley Executive Share Option Scheme 1989:

Director's Name	No. of options exercised	Exercise price per share (in pence)	No. of shares acquired	Date of acquisition
Mr C. A. Banks	19,200	350.25	19,200	30.06.03

Mr Banks has retained the shares issued to him and now holds a total of 108,544 Ordinary Shares of 25p each in the capital of the Company in his own name.

Ends